Exhibit 99.1

VivoPower provides clarification re US$180 million enterprise value takeover proposal

Proportional takeover offer is a buyout for 8 out of 10 shares held by shareholders at a record date

Amount to be offered per share to be computed as US$180m less net debt divided by number of eligible ordinary shares at the time

LONDON, 14 April 2025 (GLOBE NEWSWIRE) – VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”) hereby provides an update and clarification regarding the proportional takeover offer from Energi Holdings Limited (“Energi”) following queries from several shareholders.

The proportional takeover offer is a partial buyout that would result in each shareholder at a record date to be set in the future, being offered an amount to acquire 8 out of every 10 shares that they hold. The current proposal is for this amount to be computed as US$180m less net debt divided by the number of eligible ordinary shares at the time.

The proportional takeover offer is subject to and conditional upon the satisfactory completion of due diligence, which is progressing at the date of this update.

About VivoPower

Established in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning global sustainable energy solutions B Corporation company focussed on electric solutions for off-road and on-road customised and ruggedised fleet applications as well as ancillary financing, charging, battery and microgrids solutions. VivoPower’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel covering Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com